[redacted]

09046151

082-00034

RECEIVED 2009 MAY 18 A 2:00

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

SUPPL

23 April 2009

First Quarter Activities Report
For Period Ended 31 March 2009

RECEIVED 2009 MAY 18 A 2:01

Comparative performance at a glance				
Quarterly comparison		**Q1 2009**	**Q4 2008**	**Change %**
Production	mmboe	13.2	13.6	-3%
Revenue	A$ million	540	648	-17%
Corresponding period		**Q1 2009**	**Q1 2008**	
Production	mmboe	13.2	13.7	-4%
Revenue	A$ million	540	634	-15%

Quarterly production summary

- March 2009 quarter production of 13.2 mmboe was 4% lower than the March 2008 quarter, primarily due to the sale of 40% of GLNG® to PETRONAS effective August 2008 combined with natural field decline.
- Oil production was 2% higher than the corresponding period, mainly due to better performance from assets in Western Australia partially offset by lower Indonesian oil production due to natural field decline at Oyong.
- Indonesian gas production was 30% higher than the March 2008 quarter as Maleo production is no longer constrained by pipeline capacity restrictions.

Stronger gas prices offset lower international oil prices

- March quarter average portfolio gas price of $4.50 per gigajoule was 13% higher than the March quarter of 2008 primarily due to higher LNG prices.
- March quarter average realised oil price of A$71.16 per barrel was 33% lower than a year earlier due to lower international oil prices offset by a weaker A$/US$ exchange rate.
- Sales revenue was 15% lower than the March 2008 quarter primarily due to lower oil prices partially offset by higher gas sales revenue.

Key activities during the period

- Submission of a draft Environmental Impact Statement for the GLNG® project.
- US$585 million Sino Iron gas sales contract signed enabling restart of the Reindeer gas project in Western Australia.
- Gas discovery with the Peluang-1 well adjacent to the Maleo production facilities in Indonesia.

Santos Chief Executive Officer David Knox said the key milestone for the quarter was the lodgement of a draft Environmental Impact Statement for GLNG, confirming Santos' leadership position amongst the integrated coal seam gas to LNG projects at Gladstone.

"We remain focussed on delivering the base business, targeting significant growth through our LNG projects and focussed opportunities in Asia, whilst at the same time ensuring very tight cost control across the company," Mr Knox said.

2009 Guidance

All guidance for 2009, including production in the range of 53 to 56 mmboe, is maintained.

Item	2009 Guidance
Production	53 – 56 mmboe
Production costs	$550 - $570 million
Depreciation, Depletion & Amortisation (DD&A) expense	$12.80 per boe
Royalty related taxation expense	$80 to $100 million (after tax)
Capital expenditure (including exploration & evaluation)	$1,500 million

Capital expenditure guidance includes $180 million for exploration. Further detail of year to date capital expenditure, including exploration and evaluation expenditure, is reported in the table on page 5 in this release.

Royalty related taxation expense guidance assumes an oil price of US$50/bbl and an AUD/USD exchange rate of 0.65, both of which are consistent with analyst consensus forecasts for 2009.

STOCK EXCHANGE ACTIVITIES REPORT FOR THE QUARTER ENDING 31 MARCH 2009

1. SALES AND PRODUCTION

Santos' share of production, sales and revenue for the quarter ended 31 March 2009 is shown in the table below:

	Quarter Ended			Full Year
	Q1 2009	Q1 2008	Q4 2008	2008
Sales Gas, Ethane and LNG (PJ)				
Cooper Basin	18.7	21.1	23.5	90.2
Surat/Bowen/Denison	7.3	9.5	6.1	32.8
Amadeus	2.7	3.2	3.0	12.2
Otway/Gippsland	5.6	6.7	4.1	21.0
Carnarvon	8.7	7.3	9.7	27.3
Bonaparte (LNG)	4.4	4.4	4.0	16.3
Indonesia	7.3	5.6	6.2	24.2
Bangladesh	1.7	1.6	1.3	6.3
Total Sales Gas, Ethane and LNG Production	**56.5**	**59.4**	**57.9**	**230.3**
Total Sales Volume	**61.9**	**55.3**	**63.3**	**237.9**
Gas Price (Avg A$/GJ)	**4.50**	**3.99**	**4.74**	**4.42**
Total Sales Revenue (A$m)	**278.5**	**220.4**	**300.0**	**1051.4**
Condensate (000's bbls)				
Cooper Basin	297.9	298.4	346.7	1295.1
Surat/Denison	2.8	5.6	3.6	17.4
Amadeus	11.9	22.3	13.1	67.4
Otway	6.0	6.7	4.6	22.1
Carnarvon	84.4	107.5	67.5	291.4
Bonaparte	419.5	459.0	404.8	1594.7
Bangladesh (1)	0.2	0.3	(0.3)	1.2
Total Condensate Production	**822.6**	**899.8**	**840.0**	**3289.3**
Total Sales Volume	**920.7**	**928.6**	**770.4**	**3173.9**
Condensate Price (Avg A$/bbl) (2)	**55.44**	**113.93**	**51.49**	**101.18**
Condensate Price (Avg US$/bbl) (2)	**37.01**	**104.34**	**34.41**	**85.28**
Total Sales Revenue (A$m) (2)	**51.0**	**105.8**	**39.7**	**321.2**
LPG (000 t)				
Cooper Basin	35.6	36.0	40.0	162.0
Surat/Denison	0.2	0.5	0.2	1.3
Bonaparte	23.9	24.0	21.8	88.1
Total LPG Production	**59.7**	**60.5**	**62.0**	**251.4**
Total Sales Volume	**75.8**	**64.5**	**75.0**	**250.5**
LPG Price (Avg A$/t)	**690.64**	**1019.58**	**820.17**	**951.74**
Total Sales Revenue (A$m)	**52.4**	**65.8**	**61.5**	**238.4**
Crude Oil (000's bbls)				
Cooper Basin	939.1	1009.5	929.7	3945.7
Surat/Denison	16.2	16.5	18.1	71.1
Amadeus	28.0	27.0	33.5	127.9
Legendre	70.9	57.1	74.0	299.6
Thevenard	66.5	67.0	82.3	339.8
Barrow	134.7	157.5	150.1	617.0
Stag	355.0	263.8	482.0	1627.9
Mutineer Exeter	323.5	163.4	319.9	1254.6
Elang/Kakatua	0.0	0.0	0.0	0.0
Jabiru/Challis	28.3	35.9	26.8	142.0
Indonesia	176.7	297.2	192.1	983.4
SE Gobe	42.2	51.1	43.2	188.2
Total Crude Oil Production	**2181.0**	**2146.0**	**2351.7**	**9597.2**
Total Sales Volume	**2224.2**	**2279.4**	**2748.5**	**9796.8**
Oil Price (Avg A$/bbl)	**71.16**	**106.27**	**89.81**	**117.45**
Oil Price (Avg US$/bbl)	**47.51**	**97.32**	**60.03**	**98.99**
Total Sales Revenue (A$m)	**158.3**	**242.2**	**246.8**	**1150.6**
TOTAL				
Production (mmboe)	**13.2**	**13.7**	**13.6**	**54.4**
Sales Volume (mmboe)	**14.4**	**13.2**	**15.0**	**55.8**
Sales Revenue (A$m)	**540.2**	**634.2**	**648.1**	**2761.8**

(1) Q4 2008 Bangladesh condensate production includes a year to date entitlement adjustment.
(2) Q4 2008 condensate revenue includes an entitlement adjustment of A$10.0 million for John Brookes.

Production by Area

Comparisons with prior periods for gas, condensate and LPG production are made between the current quarter and the same quarter from the previous year, as production is heavily influenced by seasonal factors. Conversely, comparisons for crude oil are made with the immediate previous quarter, as oil production rates are not generally subject to seasonal variations. Both comparisons are available in the preceding table.

Cooper Basin
Crude oil production of 0.94 mmbbl was marginally higher when compared to Q4 2008 due to better well performance.

Sales gas and ethane production of 18.7 petajoules (PJ) was 11% lower than Q1 2008 primarily due natural field decline.

Surat Basin/Bowen Basin/Denison Trough
Sales gas production of 7.3 PJ was 23% lower than Q1 2008 primarily due to the sale of 40% of GLNG™ to PETRONAS, accounted from 1 August 2008.

Amadeus Basin
Sales gas production of 2.7 PJ was lower when compared with Q1 2008 due to natural field decline.

Otway Basin/Gippsland Basin
Aggregate sales gas production of 5.6 PJ was 16% lower than Q1 2008, primarily due to the cessation of production from Patricia Baleen.

Carnarvon Basin
Gas production from the John Brookes field of 8.7 PJ was 20% higher than Q1 2008 due to the commencement of new gas contracts.

Mutineer-Exeter's Q1 2009 production of 0.32 mmbbl was marginally higher when compared to Q4 2008 due to improved facility uptime performance, partially offset by production shut-ins caused by Tropical Cyclone Dominic in January and two Tropical Lows in February. The FPSO will be shutdown in Q2 2009 for up to 2 months to complete repairs to the swivel.

Stag oil production of 0.36 mmbbl was 26% lower than Q4 2008 due to downtime associated with cyclone activity combined with natural field decline.

Bonaparte Basin
Gross Bayu-Undan LNG production of 867,816 tonnes (48 PJ) was marginally higher when compared to Q1 2008. Santos' net entitlement production of 79,491 tonnes (4.4 PJ) was also marginally higher than the 2008 comparative period.

Gross Bayu-Undan condensate production of 5.62 mmbbl was 9% lower than Q1 2008. Santos' net entitlement production of 0.4 mmbbl was 9% lower than the 2008 comparative period.

Gross Bayu-Undan LPG production of 287,652 tonnes was 6% lower than Q1 2008. Santos' net entitlement production of 23,904 tonnes was marginally lower than the 2008 comparative period.

Indonesia
Sales gas production from Brantas, Kakap and Maleo of 7.3 PJ was 30% higher than Q1 2008 due to higher Maleo gas offtakes.

Production from the Maleo field is no longer impacted by capacity restrictions in the East Java gas pipeline (operated by Pertamina) following installation of a bypass pipeline creating additional capacity. Gross production rates from Maleo during Q1 2009 averaged approximately 124 TJ/day (up from approximately 104 TJ/day in Q4 2008 and 101 TJ/day in Q3 2008).

Indonesian crude oil production of 0.18 mmbbl was 8% lower when compared to Q4 2008 due to natural field decline.

2. CAPITAL EXPENDITURE

Total exploration, evaluation and development expenditure is summarised in the table below:

Capital Expenditure Summary ($ millions)		Quarter Ended Q1 2009	Q1 2008	Q4 2008
Exploration				
	Capitalised	22.7	20.3	28.3
	Expensed	44.3	28.5	21.1
	Total Expenditure	67.0	48.8	49.4
Evaluation				
	Capitalised	20.1	13.5	21.9
	Expensed	6.2	3.3	12.4
	Total Expenditure	26.3	16.8	34.3
Development		292.4	228.8	444.9
Total Capital Expenditure		**385.7**	**294.4**	**528.6**

2.1 EXPLORATION ACTIVITY

Exploration drilling activity during the first quarter is shown in the table below:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Peluang-1	Indonesia - Offshore	Gas	67.5	P&A, gas discovery
South July-1X	Gulf of Suez	Oil	40.0	P&A, dry hole

Peluang-1, located in the Madura Offshore PSC, East Java, spudded on 19 February 2009 and was drilled to a total depth of 1,126m. The well intersected gas pay in the target Mundu formation. The well was plugged and abandoned as planned, and subject to commerciality, the discovery may ultimately be tied into the nearby Maleo field. Santos is the operator and has a 67.5% interest.

South July -1X, located in the South East July Concession in the Gulf of Suez, spudded on 23 December 2008. The well reached a total depth of 3,927 metres and successfully penetrated the primary Yusr oil objective. The well failed to intersect significant hydrocarbons and was subsequently plugged and abandoned. Santos has a 40% carried interest. Dana Petroleum operated the well.

Seismic Activity

Seismic activity during the first quarter is shown in the table below:

Permit	Area/Basin	Survey	Type	Km/Km^2	Status
ATP267P	Cooper Basin	Maxwell-Kaos	3D Land	255	Complete
NP-915	Fergana Basin	Tashkumyr	2D Land	112	Complete
NT-153-04	Fergana Basin	Nuashkent	2D Land	20	Complete
NG-175-02 and NP-91	Fergana Basin	Mailisu	2D Land	131	Ongoing
NG-93-01	Fergana Basin	Akbura	2D Land	117	Ongoing
NT-101-04, NT-102-04, NG-126-01	Fergana Basin	Soh/W Soh/Katran	2D Land	324	Ongoing
NEC-DWN 2004/1	Bengal Bay India	India	3D Marine	1,812	Ongoing
NEC-DWN 2004/2	Bengal Bay, India	India	3D Marine	1,833	Ongoing

2.2 Evaluation Activity

Total evaluation expenditure in Q1 2009 was $26.3 million, comprising near-field exploration and exploration appraisal expenditure.

The table below details the evaluation wells drilled during the first quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Tennaperra 2	Cooper/Eromanga - QLD	Oil	70.0	C&S, successful oil
Chilla 3 / 3A	Cooper/Eromanga - QLD	Oil	55.5	C&S, successful oil
Tirrawarra 77	Cooper/Eromanga - SA	Oil & gas	66.6	P&A
Mount Eden 1	Surat Basin	CSG	100	C&S, successful gas
Ben Bow 2	Surat Basin	CSG	81.9	C&S, successful gas
Ben Bow 5	Surat Basin	CSG	81.9	C&S, successful gas
Coxon Creek 6	Surat Basin	CSG	60.0	C&S, successful gas
Coxon Creek 7	Surat Basin	CSG	60.0	C&S, successful gas
Coxon Creek 8	Surat Basin	CSG	60.0	C&S, successful gas
Coxon Creek 9	Surat Basin	CSG	60.0	C&S, successful gas
Coxon Creek 10	Surat Basin	CSG	60.0	C&S, successful gas
Coxon Creek 11	Surat Basin	CSG	60.0	C&S, successful gas
Horse Creek 2	Surat Basin	CSG	2.6	C&S, successful gas
Horse Creek 5	Surat Basin	CSG	2.6	C&S, successful gas
Pine Hills 2	Surat Basin	CSG	2.6	Drilling
Pine Hills 6	Surat Basin	CSG	2.6	C&S, successful gas
Pine Hills 8	Surat Basin	CSG	2.6	C&S, successful gas
Reedy Creek 2	Surat Basin	CSG	2.6	C&S, successful gas
Muggleton 2	Surat Basin	CSG	2.6	C&S, successful gas
Hermitage 9	Surat Basin	CSG	60.0	C&S, successful gas
Hermitage 10	Surat Basin	CSG	60.0	C&S, successful gas
Hermitage 11	Surat Basin	CSG	60.0	C&S, successful gas
Hermitage 12	Surat Basin	CSG	60.0	C&S, successful gas
Ramyard 11	Surat Basin	CSG	2.6	C&S, successful gas
OK Station 1	Bowen Basin	CSG	47.75	Drilling
Castle Hill 1	Bowen Basin	CSG	47.75	C&S, successful gas
Hilltop 1	Bowen Basin	CSG	47.75	C&S, successful gas
Hardenley 2	Bowen Basin	CSG	47.75	C&S, successful gas
Arcadia Valley 2	Bowen Basin	CSG	47.75	C&S, successful gas
Barneys Spring 1 / 1A	Gunnedah Basin	CSG core hole	100	P&A, core hole
Maroo 1	Gunnedah Basin	CSG core hole	100	P&A, core hole
Glasserton 1 / 1A	Gunnedah Basin	CSG core hole	100	P&A, core hole
Slacksmith 1	Gunnedah Basin	CSG core hole	100	Drilling
Coonardoo 2	Surat Basin	CSG core hole	100	P&A, core hole
Navarra 1	Surat Basin	CSG core hole	60.0	P&A, core hole
Boxgrove 1	Surat Basin	CSG core hole	81.9	P&A, core hole
Shanton Vale 1	Surat Basin	CSG core hole	60.0	P&A, core hole
Meeleebee 2	Surat Basin	CSG core hole	2.6	C&S, successful gas
Bridge Creek 1	Surat Basin	CSG core hole	100	P&A, core hole
Latemore South 2	Surat Basin	CSG core hole	60.0	P&A, core hole
Currawong 1	Surat Basin	CSG core hole	100	P&A, core hole
Eurombah East 1	Surat Basin	CSG core hole	100	P&A, core hole
Blythe Downs 1	Surat Basin	CSG core hole	60.0	Drilling
Hi-Lea 1	Surat Basin	CSG core hole	100	Drilling

2.3 Development Activity

Development expenditure during the first quarter was $292.4 million.

The table below details all development wells drilled during the quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Jackson 58	Cooper/Eromanga - QLD	Oil	55.5	C&S, successful oil
Jackson East 2	Cooper/Eromanga - QLD	Oil	55.5	C&S, successful oil
Bindah 3	Cooper/Eromanga - SA	Oil & gas	66.6	C&S, successful oil & gas
Spencer 13	Cooper/Eromanga - SA	Oil	86.81	C&S, successful oil
Fly Lake 26	Cooper/Eromanga - SA	Oil & gas	66.6	C&S, successful oil & gas
Fly Lake 27	Cooper/Eromanga - SA	Oil & gas	66.6	C&S, successful oil & gas
Muteroo 6	Cooper/Eromanga - SA	Oil	66.6	P&A
Mudrangie South 1	Cooper/Eromanga - SA	Oil & gas	66.6	C&S, successful gas
Nephrite 2	Cooper/Eromanga - SA	Gas	66.6	Drilling
Nephrite South 5	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Tindiplie 7	Cooper/Eromanga - SA	Gas	66.6	Drilling
Fairview 180	Bowen Basin	CSG Dev	47.7	C&S, successful gas
Fairview 185	Bowen Basin	CSG Dev	47.7	C&S, successful gas
Fairview 408	Bowen Basin	CSG Dev	47.7	C&S, successful gas
Fairview 400	Bowen Basin	CSG Dev	47.7	C&S, successful gas
Fairview 409	Bowen Basin	CSG Dev	47.7	C&S, successful gas

The status of the development projects which were in progress during the first quarter are as follows.

Oyong Project (Santos 45%, operator)
Oyong Phase 2, development of the gas reserves, achieved project sanction in December 2007. Engineering and construction works are progressing on schedule and first gas production is scheduled for Q3 2009.

Cooper Oil Project (Santos 55% - 100%, operator)
Drilling and connection activity continued with 6 wells drilled and 7 new wells brought online during the first quarter. 3D seismic surveying continued with one acquired and two approved. 3D seismic continues to deliver additional exploration and in-field opportunities for drilling. Construction activity is well advanced on the facilities upgrade work at Moomba and Port Bonython to handle the increased oil volumes being received through the Jackson to Moomba pipeline.

Henry (VIC/P44 Stage 2) Development Project (Santos 50%, operator)
Procurement of major items is now complete with all permanent materials available for issue by Q3 2009. In March 2009, the contract between Santos and the offshore installation contractor was terminated and new tenders for completion of the outstanding scope have been issued. It is intended that a new installation contract will be awarded with a view to target completion by the first half of 2010. This timing will not impact on forecast gas production levels for 2009/10.

Kipper Project (Santos 35%, ExxonMobil operator)
Following execution of the MODU contract for the Ocean Patriot, project attention focused on third party services/support contracts with subsea equipment engineering and procurement proceeding to plan. First gas remains on target for first half of 2011.

2.3 Development Activity

Development expenditure during the first quarter was $292.4 million.

The table below details all development wells drilled during the quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Jackson 58	Cooper/Eromanga - QLD	Oil	55.5	C&S, successful oil
Jackson East 2	Cooper/Eromanga - QLD	Oil	55.5	C&S, successful oil
Bindah 3	Cooper/Eromanga - SA	Oil & gas	66.6	C&S, successful oil & gas
Spencer 13	Cooper/Eromanga - SA	Oil	86.81	C&S, successful oil
Fly Lake 26	Cooper/Eromanga - SA	Oil & gas	66.6	C&S, successful oil & gas
Fly Lake 27	Cooper/Eromanga - SA	Oil & gas	66.6	C&S, successful oil & gas
Muteroo 6	Cooper/Eromanga - SA	Oil	66.6	P&A
Mudrangie South 1	Cooper/Eromanga - SA	Oil & gas	66.6	C&S, successful gas
Nephrite 2	Cooper/Eromanga - SA	Gas	66.6	Drilling
Nephrite South 5	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Tindiplie 7	Cooper/Eromanga - SA	Gas	66.6	Drilling
Fairview 180	Bowen Basin	CSG Dev	47.7	C&S, successful gas
Fairview 185	Bowen Basin	CSG Dev	47.7	C&S, successful gas
Fairview 408	Bowen Basin	CSG Dev	47.7	C&S, successful gas
Fairview 400	Bowen Basin	CSG Dev	47.7	C&S, successful gas
Fairview 409	Bowen Basin	CSG Dev	47.7	C&S, successful gas

The status of the development projects which were in progress during the first quarter are as follows.

Oyong Project (Santos 45%, operator)
Oyong Phase 2, development of the gas reserves, achieved project sanction in December 2007. Engineering and construction works are progressing on schedule and first gas production is scheduled for Q3 2009.

Cooper Oil Project (Santos 55% - 100%, operator)
Drilling and connection activity continued with 6 wells drilled and 7 new wells brought online during the first quarter. 3D seismic surveying continued with one acquired and two approved. 3D seismic continues to deliver additional exploration and in-field opportunities for drilling. Construction activity is well advanced on the facilities upgrade work at Moomba and Port Bonython to handle the increased oil volumes being received through the Jackson to Moomba pipeline.

Henry (VIC/P44 Stage 2) Development Project (Santos 50%, operator)
Procurement of major items is now complete with all permanent materials available for issue by Q3 2009. In March 2009, the contract between Santos and the offshore installation contractor was terminated and new tenders for completion of the outstanding scope have been issued. It is intended that a new installation contract will be awarded with a view to target completion by the first half of 2010. This timing will not impact on forecast gas production levels for 2009/10.

Kipper Project (Santos 35%, ExxonMobil operator)
Following execution of the MODU contract for the Ocean Patriot, project attention focused on third party services/support contracts with subsea equipment engineering and procurement proceeding to plan. First gas remains on target for first half of 2011.

Reindeer Project (Santos 45%, Apache operator)
The Reindeer project was deferred in early December 2008 following delays in the execution of a gas sales agreement. In early January 2009, Santos announced the signing of a conditional US$585 million contract to supply natural gas to CITIC Pacific's Sino Iron project in Western Australia. Under the contract, Santos will supply 75PJ of gas over seven years from the Reindeer gas project, via a new offshore pipeline and onshore gas processing facility. Santos and its joint venture partner, Apache Corporation, restarted the Reindeer project by awarding the Engineering, Procurement and Fabrication (EPF) contract to Clough Engineering in early March. The award of the EPF contract fulfilled the condition imposed on the CITIC gas sales agreement. First gas is scheduled for the second half of 2011.

Gladstone LNG (Santos 60%, operator)
The Gladstone LNG Project (GLNG) is a transformational project for Santos and involves the production of LNG using coal seam gas (CSG) sourced from the Santos/PETRONAS CSG fields in the Bowen and Surat Basins. The initial phase of the project is on track for production of approximately 3.5 mtpa of LNG, with first gas cargos in 2014. The design contemplates an ultimate capacity of up to 10 mtpa of LNG.

Progress during Q1 2009 included:

- A draft Environmental Impact Statement (EIS) was submitted to the Queensland State Government on 30 March 2009;
- The Fairview to Gladstone pipeline Front End Engineering Design contract was awarded to GHD. The pipeline will be approximately 432km in length and will be used to deliver CSG from the Bowen and Surat field to the liquefaction plant on Curtis;
- The Environmental Protection Agency approved the Fairview Irrigation Resource Utilisation Plan allowing Santos to apply 68 gigalitres of produced field water over a ten year period to its Fairview and Springwater eucalypt plantations and forage crops;
- Continued marketing discussions with a range of LNG buyers.

PNG LNG Project (Santos 17.7%, ExxonMobil operator)
FEED activities, including engineering and environmental studies, marketing and financing activities, continue to progress well and culminated in April in the PNG LNG Project reaching agreement on key terms for a non-binding Heads of Agreement (HOA) with a major Asian customer, the execution of which is subject to final Government approval. The Hides gas/condensate field will underpin the gas volumes required. Santos has a 31% interest in the license containing the bulk of the Hides field. FEED is expected to conclude with FID in 4Q 2009.

Fairview Phase 2 and Infrastructure Expansion (Santos 47.7%, operator)
Commissioning was completed on most parts of the project during the period with ongoing minor punchlisting items continuing. All compression packages are now in production.

3. HEDGING

There was no hedging outstanding at the end of first quarter 2009.

4. BUSINESS DEVELOPMENT

During the quarter, Santos entered into an agreement to acquire 100% of permits PEL 450, PEL 452 and PEL 462 located in the Gunnedah Basin in New South Wales from private company Gunnedah Gas Pty Ltd.

5. QUARTERLY PRODUCTION AND REVENUE CHART


mmboe
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
1000
800
600
400
200
0
A$m

	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08	Q3 08	Q4 08	Q1 09
Prdn mmboe	12.5	13.8	14.9	14.8	13.8	14.9	16.6	15.4	14.5	15.6	15.0	14.0	13.7	13.9	13.2	13.6	13.2
Revenue $m	466	553	765	679	622	692	760	664	581	634	627	647	634	749	730	648	540

6. CONVERSION FACTORS AND ABBREVIATIONS

Abbreviations		Conversion Factors	
PJ	petajoules	Sales Gas & Ethane, 1 PJ	171.937 boe x 10^3
TJ	terajoules	Crude Oil, 1 barrel	1 boe
mmbbl	million barrels	Condensate (Naphtha), 1 barrel	0.935 boe
mmboe	million barrels of oil equivalent	LPG, 1 tonne	8.458 boe
mtpa	million tonnes per annum	LNG, 1PJ	18,040 t
t	tonnes		
P&A	plugged and abandoned		
C&S	cased and suspended		
C&C	cased and completed		
P&S	plugged and suspended		
CTU	coiled tubing unit		
WI	water injector		